 0  Business Integration between Alps Electric and Alpine (Excerpt)  Filed by Alpine Electronics, Inc.Pursuant to Rule 425 under the U.S. Securities Act of 1933Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)Dated October 30, 2017

-1- Progress on the Business Integration [Disclosed October 30, 2017] Oct. 2017 Dec. 2017 Execution of Alps absorption-type company split agreement June 2018 Alps ordinary shareholders meeting approves absorption-type company split Dec. 2018 Alpine extraordinary shareholders meeting approves share exchange Jan. 2019 Share exchange takes effect April 2019 Absorption-type company split takes effect ALPS HD is inaugurated Explanation of the gist of the business integration to key customers Visited key customers in and outside Japan Surveyed customers' expectations regarding the business integration Received positive reactions from automobile manufacturers Status of preparation for merger clearance applications pursuant to antitrust laws Identified the countries and regions in which merger clearance applications are required; preparing applications Aim to complete the process and commence substantive business collaboration by around summer 2018 Bilateral discussions for generating business integration synergies Launched the business integration preparation committee, which began discussing the generation of synergies through sharing management resources such as core technologies and infrastructure Expect early generation of synergies (4 billion yen or more) through streamlining procurement function (e.g. joint procurement) In medium- to long-term, strive to generate further synergies through enhanced collaboration in the automotive business and new business areas

-2- Disclaimer Alps Electric Co., Ltd. ("Alps" or "Alps Electric") may file a registration statement on Form F-4 ("Form F-4") with the U.S. Securities and Exchange Commission (the "SEC") in connection with the possible share exchange with Alpine Electronics, Inc. ("Alpine"). The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders' meeting at which the share exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps, Alpine, the share exchange and related matters. U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders' meeting with respect to the share exchange. Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC's website at www.sec.gov. In addition, upon request, the documents will be mailed to shareholders for free of charge. To make a request, please refer to the following contact information. Company name: Alps Electric Co., Ltd. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office Telephone: +81-3-5499-8026 (IR Direct) Company name: Alpine Electronics, Inc. Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department Telephone: +81-3-5499-4391 (IR Direct)

-3- Forward-Looking Statements This document includes "forward-looking statements" that reflect the plans and expectations of Alps and Alpine in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Alps and Alpine in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic and business conditions in and outside Japan; (2) changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies' products, and changes in exchange rates; (3) changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers; (4) further intensified competition in the electronic components business, automotive infotainment business and logistics business; (5) increased instability of the supply system of certain important components; (6) change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers; (7) costs and expenses, as well as adverse impact to the group's reputation, resulting from any product defects; (8) suspension of licenses provided by other companies of material intellectual property rights; (9) changes in interest rates on loans and other indebtedness of the companies, as well as changes in financial markets; (10) adverse impact to liquidity due to acceleration of indebtedness; (11) changes in the value of assets (including pension assets) such as securities and investment securities; (12) changes in laws and regulations (including environmental regulations) relating to the companies' business activities; (13) increases in tariffs, imposition of import controls and other developments in the companies' main overseas markets; (14) unfavorable political factors, terrorism, war and other social disorder; (15) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes; (16) environmental pollution countermeasures costs; (17) violation of laws or regulations, or the filing of a lawsuit; (18) the companies being unable to complete the business integration due to reasons such as the companies are not able to implement the necessary procedures including approval of the agreement with regard to the business integration by the shareholders' meetings of the companies, and any other reasons; (19) delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities' or other necessary approvals' being unable to be obtained; and (20) inability or difficulty of realizing synergies or added values by the business integration by the integrated group.